

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2014

<u>Via E-mail</u>
Mr. Stuart G. Hagler
Chief Executive Officer
TransCoastal Corporation
17304 Preston Road, Suite 700
Dallas, TX 75252

      **Re:    TransCoastal Corporation**
              **Amendment No. 4 to Registration Statement on Form S-1**
              **Filed February 26, 2014**
              **Response dated March 19, 2014**
              **File No.  333-191566**

Dear Mr. Hagler:

We have reviewed your filing and response and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.    If you determine that your proved reserves are not supported by your analog EUR figures and that revision to such quantities of proved reserves is necessary, address the following;

- provide calculations of amortization of proved properties for all applicable periods utilizing the revised quantities of proved reserves;

- provide  ceiling test calculations for all applicable periods utilizing the revised quantities of proved reserves; and

- amend your financial statements to reflect any material changes related to the revised quantities of proved reserves for all applicable periods.

Prospectus Summary, page 1

2.	In comment one of our March 13, 2014 letter, we asked for the estimated ultimate recoveries ("EURs") for the James Lime analogies used in support of your Savell proved undeveloped reserves. The seven wells' data that you presented have an average and median EUR of about 2.3 BCFG. These figures do not support the Savell PUD EURs of 4.25 BCFG and 7.8 BCFG. You state "While the offset analogous wells have an average b-factor of 0.9 and an initial decline of 75-95%, TCC utilized a bfactor of 1.4 and an initial decline of 76% in evaluating the Savell PUDs based on the advancement in completion technologies in the recent past." Rule 4-10(a)(25) of Regulation S-X states "Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation." It does not appear that you have furnished analogues that demonstrate your Savell EUR figures to have reasonable certainty of economic recovery and do not fulfill the criteria for proved reserves. Please amend your document to disclose only those proved reserves that are supported by your analog EUR figures. Alternatively, you may furnish to us analogies that support your higher EUR figures.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Stuart G. Hagler
TransCoastal Corporation
March 25, 2014
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact Ronald Winfrey at (202) 551-3704. Please contact PJ Hamidi at (202) 551-3421 or, in his absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Craig G. Ongley
         Kane Russell Coleman & Logan PC